VCA Antech, Inc.

12401 West Olympic Blvd.

Los Angeles, CA 90064-1022

July 7, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Edwin Kim, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	VCA Antech, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed February 29, 2008
File No. 001-16783

Dear Mr. Kim:

We are submitting this letter in response to the comments set forth in your letter dated June 20, 2008 relating to the Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2008 (the “Proxy Statement”).

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them are our responses.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis

Critical Accounting Policies

Valuation of Goodwill and Other Intangible Assets

Goodwill, page 26

1.

We note your disclosure here and on pages 27 and 28 that you use independent valuation experts to: (i) determine the fair value of your reporting units, (ii) identify and value acquired intangible assets and (iii) estimate workers’ compensation claim liability. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2008

appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Company Response: In our future filings with the Commission, we will either (i) name each valuation expert and file the appropriate consents, or (ii) delete all references to the use of outside valuation firms.

Schedule 14A, Filed April 25, 2008

Executive Compensation, page 16

2.

We note that performance targets and incentive awards are set for the current fiscal year during the first quarter. It is therefore unclear why the annual cash performance awards are not included in the grants of plan-based awards table. In the future, please include annual cash performance awards in the table or explain to us supplementally in the time frame below.

Company Response: In our future filings with the Commission, we will include the annual cash performance awards in the grants of plan-based awards table.

Closing Comments:

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

July 7, 2008

If you have any questions with respect to the foregoing, please call me at (310) 571-6500.

Sincerely,

/s/ Tomas W. Fuller

Tomas W. Fuller

Chief Financial Officer

cc:	C.N. Franklin Reddick III, Esq.